DC

No Act
P.E. 12-24-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 3, 2003

Katharine A. Martin
Wilson Sonsini Goodrich & Rosati
650 Page Mill Rd.
Palo Alto, CA 94304-1050

Re: Apple Computer, Inc.
Incoming letter dated December 24, 2002

Dear Ms. Martin:

This is in response to your letter dated December 24, 2002 concerning the shareholder proposal submitted to Apple by Rodger Garfinkle. We also have received a letter from the proponent dated December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Rodger Garfinkle
1153 Old Alameda Point
Alameda, CA 94502-7615

WSGR

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

December 24, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Apple Computer, Inc. – Shareholder Proposal Submitted by Rodger Garfinkle

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of Apple Computer, Inc. ("Apple" or the "Company"), to inform you that Apple intends to omit from its proxy statement and form of proxy for the 2003 annual meeting of shareholders (the "2003 Proxy Materials") a proposal submitted by Rodger Garfinkle (the "Proponent") relating to the management of the Company's share repurchase program (the "Proposal").

Apple believes that it may omit the Proposal from its 2003 Proxy Materials for the reasons outlined below. Pursuant to Rule 14a-8(j)(2) under the Exchange Act, Apple hereby submits for your consideration six copies of this letter and enclosures. We are simultaneously sending a copy of this letter and enclosures to the Proponent.

Apple respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any type of enforcement action if Apple omits the Proposal from its 2003 Proxy Materials. The Company plans to file its 2003 Proxy Materials with the Securities and Exchange Commission on or about March 17, 2003. Since the date of this request is more than 80 days before March 17, 2003, this filing complies with Rule 14a-8(j)(1).

FACTS

On November 14, 2002, Apple received a letter dated November 13, 2002 from the Proponent, enclosing the original version of the Proposal.

By letter dated December 4, 2002, Apple notified the Proponent of certain eligibility and procedural defects and indicated that the Company would consider a revised version of the Proposal for inclusion in the Company's 2003 Proxy Materials (the "Notice of Defect").

650 Page Mill Road, Palo Alto, CA 94304-1050 · 650.493.9300 Tel · 650.493.6811 Fax · www.wsgr.com
AUSTIN · KIRKLAND · McLEAN · NEW YORK CITY · PALO ALTO · SALT LAKE CITY · SAN FRANCISCO

On December 18, 2002, Apple received a letter dated December 17, 2002 from the Proponent, enclosing the Proposal, revised to remedy the eligibility and procedural defects indicated in the Company's Notice of Defect.

We have enclosed a copy of all correspondence and attachments for the Staff's reference.

SUBSTANTIVE ISSUE

Apple believes that it may omit the Proposal from its 2003 Proxy Materials under Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits omission of a shareholder proposal from proxy materials if the proposal deals with a matter relating to the registrant's ordinary business operations. The SEC stated in a June 1998 release:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder's meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . .
>
> The second consideration relates to **the degree to which the proposal seeks to "micro-manage" the company** by probing too deeply into **matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment**. . . .

SEC Release 34-40018 (effective June 29, 1998) (emphasis added).

Essentially, the Proposal calls for Apple's board of directors, in consultation with management, to prospectively set certain parameters enumerated by the Proposal (*e.g.*, "Target Price Level," "Maximum Price Level"), which would restrict the Company's ability to repurchase its shares.

First, Apple's share repurchase program is part of its capital raising, capital management and overall financing activities. Decisions with respect to these matters are made after management has reviewed the capital needs of the Company in light of current and anticipated economic and financial conditions. Such decisions affect Apple's ordinary business operations, including decisions relating to the allocation of financial resources to finance the company's operations, compliance with financial covenants, and the company's ability to grow through acquisitions.

Second, the decision regarding when, how and to what extent the Company should enter the stock market to repurchase its shares is complex and dynamic, dependent on a variety of constantly changing considerations, other than merely the current trading price of shares of the Company's common stock. To best serve the interests of the Company and its shareholders, management requires greater freedom to exercise its judgment than prospectively articulated, static constraints can afford.

Third, mandatory periodic disclosure of forward-looking price targets and trading ranges would require the board and management to signal to the stock market stock prices at which the Company would repurchase its shares and could expose the market for shares of Apple common stock to speculative trading and manipulation.

The Staff has consistently taken the position that the terms and conditions of share repurchase programs are matters that relate to the ordinary business operations. For example, in *Food Lion, Inc.* (February 22, 1996), the Staff concurred that a proposal mandating an amendment to a stock repurchase plan to, among other things, expand the amount of stock repurchased, could be excluded from Food Lion's proxy statement under Rule 14a-8(c)(7) (predecessor to Rule 14a-8(i)(7)) as a matter relating to the registrant's ordinary business operations. *See also*, *Clothestime Inc.* (March 13, 1991) (proposal to repurchase common stock in open market under specified terms and conditions); *Chevron Corporation* (February 15 (1990) (same); *Research Cottrell, Inc.* (December 31, 1986) (proposal to repurchase common stock in open market or block transactions). *See also*, *Lucent Technologies* (November 16, 2000), *Ford Motor Company* (March 28, 2000), and *American Recreation Centers, Inc.* (December 18, 1996).

In addition, the Staff has consistently viewed shareholder proposals relating to similar financial decisions to be within a registrant's ordinary business operations. *See, e.g.*, *Colgate-Palmolive Co.* (February 16, 1983) (redemption of preferred stock); *Pan American World Airways, Inc.* (February 15, 1983) (redemption of convertible debentures); *Florida Power & Light Co.* (January 18, 1983) (determination of means to reduce dilution of equity and earnings).

Because the proposal relates to the conduct of ordinary business operations of the Company, Apple believes that it may omit the Proposal from its 2003 Proxy Materials under Rule 14a-8(i)(7).

REQUEST

Based on the foregoing, Apple respectfully requests the Staff's concurrence in Apple's decision to omit the Proposal from the 2003 Proxy Materials.

Should the Staff disagree with these conclusions, or if any additional information is desired to support Apple's position, we would appreciate an opportunity to confer with the Staff about these matters before the Staff issues its response. If you have any questions about any aspect of this request, please feel free to call me at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Katharine M

Katharine A. Martin

Enclosures: Letter dated December 17, 2002 from R. Garfinkle
Proposal (revised)
Statement of Intent to Hold
Letter dated December 9, 2002 from Brown & Company
Letter dated December 13, 2002 from Ameritrade
Notice of Defect
Letter dated November 13, 2002 from R. Garfinkle
Proposal (original version)

cc: Rodger Garfinkle

Rodger Garfinkle
1153 Old Alameda Point
Alameda, CA 94502-7615
December 17, 2002

Ms. Nancy Heinen
1 Infinite Loop
Cupertino, CA 95014-2084

Dear Ms. Heinen,

On December 5, 2002, I received the letter from Apple Computer dated December 4, 2002 regarding remedial deficiencies in my original proposal.

Enclosed you will find my re-submission of my shareholder proposal for inclusion in the proxy statement and form of proxy relating to the company's 2003 Annual Meeting of Shareholders.

This proposal titled, Share Repurchase Program, and the accompanying supporting statement have been reduced in length to comply with Rule 14a-8(d).

To comply with Rule 14a-8(b), I have included two statements from the record holders for the securities I hold in two separate accounts. The statement from Brown & Company refers to shares held in an account owned jointly with my wife, Linda Lee. The statement from Ameritrade refers to shares held in an account in my name only. Both statements include names and contact numbers which will allow you to verify any additional information you might need regarding my ownership of Apple common stock.

As of December 16, 2002, my wife and I jointly own 1,600 shares of Apple stock held in the Brown & Company account. As of December 16, 2002, I solely own 2,800 shares of Apple stock held in the Ameritrade account.

The proposal titled, Share Repurchase Program, is the only shareholder proposal I am submitting for the 2003 Annual Meeting of Shareholders, which is a requirement specified in Rule 14a-8(c).

Best regards,

Rodger Garfinkle

Attachments: Revised Share Repurchase Program Proposal, Statement of Intent, 2 Statements of Shares owned for more than a year

SHARE REPURCHASE PROGRAM for 2003 Annual Meeting of Shareholders

Shareholder Proposal

Resolved that the shareholders of Apple Computer, Inc. ("the company") hereby request that the company's Board of Directors make adjustments to the company's current share repurchase program, ensuring that:

1. The Chief Financial Officer, the Chief Executive Officer and the Board of Directors will meet at least once each quarter to set guidelines for the use of the company's share repurchase program in the following fiscal quarter. After consulting management, the Board of Directors will decide upon;

a. A Target Price Level where the board feels confident that repurchasing shares constitutes a good investment of shareholders' assets.

b. A Maximum Price Level, above which management will not be allowed to repurchase shares during the upcoming quarter.

c. Adequate Funding, to ensure that enough cash is available to fund the repurchase program when its use is deemed desirable.

2. Management will include a quarterly discussion of repurchase program activity and policies, including target and maximum price levels, in all 10-Q and 10-K filings.

Supporting Statement

This proposal is the result of a consensus building process among Apple shareholders on the Motley Fool discussion boards. It is designed to improve the value of Apple computer as an investment to current and future shareholders, by encouraging Apple management to use Apple's share repurchase program more wisely and more often. It is not intended to be overly restrictive of management's ability to perform daily operations.

In the past, Apple's share repurchase program has not been used well. During 1999 and 2000, shares were repurchased at prices ranging from $30 to $50. When the share price fell below $15, however, no shares were repurchased. By attaching additional guidelines to the share repurchase program, we believe that the Board can ensure that Apple's current managers will use it more often to benefit shareholders, and that future managers will not neglect or overuse the program to manipulate prices around the time of options grants or insider trades.

We hope that the program will be utilized whenever the share price is attractive. If a target price level is made public, most investors should feel safe buying Apple stock above the target level, knowing that Apple has over $4,000,000,000 in cash and short term investments to limit downside risk.

While limiting management's ability to repurchase shares at higher prices, this proposal does not prevent management from purchasing a large number of shares at reasonable prices. If management wanted to repurchase shares more aggressively, it could be done with purchases in between the target and maximum levels. Management would also be free to arrange future additional purchases utilizing forward repurchase agreements below the maximum price level.

By actively consulting and working with management, we hope that the Board can take steps to make sure the share repurchase program is used wisely, and that the interests of Apple's shareholders will be protected.

For more information visit our discussion board at http://boards.fool.com/Messages.asp?bid=100401, or email RodgerRafter@mac.com.

Statement of intent to hold shares of stock until Apple's 2003 shareholder meeting

I, Rodger Garfinkle, intend to continue holding at least $2000 worth of Apple Computer Inc. common stock through the date of Apple's 2003 shareholder meeting.

Rodger Garfinkle

BROWN & COMPANY

SECURITIES CORPORATION | A JPMORGAN CHASE COMPANY

December 9, 2002

Rodger Garfinkel
Linda Lee JTWROS
1153 Old Alameda Pt.
Alameda, CA 94502-7615

Re: Acct 34092283

Dear Mr. Garfinkel:

In response to your request, please accept this letter as confirmation that Brown & Company and Dreyfus Brokerage Services, which was acquired by Brown & Company in January of 2002, has maintained a 1,100 share position in Apple Computer, Inc. (AAPL) for the above referenced account continuously for the past twelve months as of November 13, 2002.

If I can be of further assistance, please feel free to contact me at (800) 357-4410, ext. 6611.

Sincerely,

Edward E. Falvey
Vice President
Customer Relations

AMERITRADE

December 13, 2002

To Whom It May Concern:

Please accept this letter as proof that Mr. Rodger Garfinkle has continuously owned at least $2000 worth of Apple Computer, Inc. (AAPL) in Datek/Ameritrade account number 596-9480 for a period of one year as of November 13, 2002. Please contact me at 800-823-2835 if you require additional information.

Sincerely,

Tracy May

Tracy May
Manager
Ameritrade

December 4, 2002

Rodger Garfinkle
1153 Old Alameda Point
Alameda, California 94502-7615

Dear Mr. Garfinkle:

We are in receipt of your letter dated November 13, 2002 and accompanying proposal regarding the company's share repurchase program (together hereinafter referred to as the "proposal").

Please be advised that, in order for your proposal to be considered for inclusion in the proxy statement and form of proxy relating to the company's 2003 Annual Meeting of Shareholders, you must comply with certain eligibility and procedural requirements specified in Rule 14a-8 of the Proxy Rules promulgated under the Securities Exchange Act of 1934, as amended.

This letter is to serve as notice pursuant to Rule 14a-8(f) that your proposal contains certain remedial deficiencies. Specifically, we wish to draw your attention to Rule 14a-8(b) regarding submission of proof of eligibility and statement of intent to hold; Rule 14a-8(c) regarding the restriction on the number of proposals to be submitted for a particular shareholders' meeting; and Rule 14a-8(d) regarding the limitation on the length of the proposal.

Upon timely re-submission of your proposal revised to comply with these eligibility and procedural requirements, the company will consider your proposal for inclusion in the proxy statement and form of proxy relating to the company's 2003 Annual Meeting of Shareholders. In this regard, we direct your attention to Rule 14a-8(f).

Very truly yours,

APPLE COMPUTER, INC.

By: Wendy L. Howell
Corporate Counsel

Apple
1 Infinite Loop
Cupertino, CA 95014-2084
408 996-1010 phone
408 996-0275 fax
www.apple.com

Rodger Garfinkle
1153 Old Alameda Point
Alameda, CA 94502-7615
November 13, 2002

Ms. Nancy Heinen
General Counsel
Apple Computer, Inc.
1 Infinite Loop
Cupertino, CA 95014

Dear Ms. Heinen –

Please find the enclosed shareholder proposal to be considered for the next annual shareholder's meeting in year 2003. Please consider this proposal for inclusion of the next proxy statement.

If you have any questions, I can be reached at 510-522-8025.

Best regards,

Rodger Garfinkle

Enc: Share Repurchase Proposal

SHARE REPURCHASE PROGRAM

Shareholder Proposal

Resolved that the shareholders of Apple Computer, Inc. ("the company") hereby request that the company's Board of Directors make the following adjustments to the company's current share repurchase program.

1. The Chief Financial Officer, the Chief Executive Officer and the Board of Directors will meet at least once each quarter to set guidelines for use of the company's share repurchase program in the following quarter. After consulting management, the Board of Directors will decide upon.

a. A Minimum Price Level for Apple common stock. The company will repurchase as many shares of common stock as possible, if the share price drops to or below this level during the following quarter. Purchases will not exceed the total remaining authorized funds.

b. A Target Price Level where the board feels that repurchasing shares constitutes a good investment of shareholders' assets, taking into consideration the size of Apple's cash position and the likely returns that will be realized if the cash remains invested in short term, interest yielding securities.

c. A Target Amount of cash to be used whenever the share price drops below the Target Price Level during the quarter.

d. A Maximum Price Level, above which management will not be allowed to repurchase shares during the upcoming quarter.

e. Adequate Funding. The Board will increase the authorized funding levels for the repurchase program when necessary.

2. Management will submit a quarterly discussion of repurchase program activity and policies, including the levels and targets mentioned above, will be reported to shareholders in all 10-Q and 10-K filings.

Statement of Support

This proposal is designed to improve the value of Apple computer as an investment to current shareholders, and to encourage management to use the share repurchase program more wisely and more often.

When Apple's Board of Directors authorized the current share repurchase program in 1999, it handed management a powerful tool that could be used to benefit the company or harm it. To this date, the share repurchase program has not been used well. In 1999 and 2000, shares were repurchased at prices ranging from $30 to $50 (split adjusted). However, when the share price dropped into the low teens, no shares were repurchased. With hindsight, it can be concluded that the repurchases made at higher prices and/or the decision not to repurchase shares at lower prices were poor decisions.

Investors can benefit by adhering to more rigid rules of investing and the same is true for companies. By attaching strict guidelines to the share repurchase program, the Board of Directors can ensure that Apple's current managers use the repurchase program more wisely and that future managers don't use the program maliciously to manipulate prices. In this way, shareholders' interests can be protected.

The likely long term impact, if this proposal is adopted, would be that Apple's share price would rise significantly. If more attention is paid to the repurchase program, it will likely be utilized more when the share price is attractive. This would improve the value of Apple as an investment and provide support for the share price.

If a minimum level is made public and stays constant or rises gradually, it is highly unlikely that Apple would have to repurchase many shares at that price. Most investors would likely feel safe buying and holding Apple stock above the minimum level, knowing that Apple had over $4,000,000,000 in cash and short term investments that could be used to limit downside risk. The target level would likely also provide a large degree of confidence for investors if it doesn't fluctuate much.

Additionally, as of mid-October 2002, there was over 14 million shares worth of Apple short interest outstanding. Presumably many short sellers would purchase shares to cover their positions because their opportunities to make a profit off of a falling Apple share price would be reduced. By setting appropriate levels and making those levels public, Apple's Board of Directors would be able to protect shareholders' equity without forcing Management to utilize too much cash.

While limiting management's ability to repurchase shares at higher prices, this proposal does not prevent a rise in share price to higher levels or prevent management from purchasing a large number of shares. If management wanted to repurchase shares more aggressively, it could be done with purchases in between the target and maximum levels. Management would also be free to arrange future additional purchases utilizing forward repurchase agreements below the maximum price level.

By actively consulting and working with management we hope that the Board of Directors can take steps to make sure the share repurchase program is used more wisely in the future.

Please vote YES on this shareholder proposal to help protect the value of your investment in Apple Computer, Inc.

December 30, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Apple Computer, Inc. – Shareholder Proposal Submitted by Rodger Garfinkle

Ladies and Gentlemen,

I am writing in response to the request by Apple Computer Inc. ("Apple" or the "company") to exclude the proposal I submitted to them relating to the Board of Directors' oversight of the company's share repurchase program (the "Proposal").

I believe that Apple should not be permitted to omit the Proposal from its 2003 Proxy Materials, and that the Staff of the Division of Corporation Finance (the "Staff") should pursue appropriate enforcement actions if Apple attempts to omit the Proposal, for the reasons outlined below.

SUBSTANTIVE ISSUE

Apple believes that it may omit the Proposal from its 2003 Proxy Materials, because, in their opinion, the Proposal deals with a matter relating to the Company's ordinary business operations. Essentially, Apple argues that its share repurchase program is part of its capital raising, capital management and overall financing activities, that management requires greater freedom to exercise its judgment regarding the repurchase of shares than the Proposal would allow, and that disclosure of price targets and trading ranges would expose the market of Apple common stock to speculative trading and manipulation. Apple cites past positions taken by the staff that it believes would be consistent with a "no-action" response with regards to Apple's decisions to omit the Proposal from the 2003 Proxy Materials.

I believe that the Proposal should be included in the 2003 Proxy Materials, because the Proposal serves as an avenue of communication between shareholders and companies, as well as among shareholders themselves, and seeks to protect shareholders by focusing the Board of Directors' attention on matters that can potentially cause significant harm to shareholders. In this letter, I will argue that the Proposal does not interfere unnecessarily with management's efforts to conduct ordinary business operations, because the Proposal is not binding on the Board of Directors or on Apple management, does not request that the Board of Directors place unnecessary restrictions on management's activities, only requests actions by the Board of Directors that would represent appropriate oversight by the Board, and focuses on sufficiently significant social policy issues. I will also describe management's current conflicts of interest relating to the share repurchase program which have the potential to cause significant harm to shareholders and I will argue that this proposal seeks to bring about adequate oversight by the Board of Directors, and that any restrictions the Board chooses to place on management's use of the share repurchase program will be necessary in order to protect shareholders' interests.

A Staff Legal Bulletin (http://www.sec.gov/interps/legal/cfslb14.htm) dated July 13, 2001 states: "The Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. **It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves.**" (emphasis added)

By submitting this proposal for inclusion in the 2003 Proxy Materials, I hope to attract the attention of Apple's management, its Board of Directors and its shareholders and focus this attention on matters that may potentially harm the company and its shareholders. If the Proposal is excluded from the Proxy Materials, it is unlikely that the vast majority of Apple shareholders, the Board of Directors and much of Apple management will hear about or consider these matters. If the Proposal is included in the 2003 Proxy Materials, then shareholders will have an opportunity to consider the issues and communicate their opinion on the matters by voting for or against the proposal. The supporting statement of the Proposal contains an internet link to a discussion forum where shareholders and other interested parties can learn more about these matters and/or communicate their opinions about the Proposal and its ramifications.

The same Staff Legal Bulletin also states: "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

The Proposal is not intended to be binding on the Company. It has been written as a "request" for the Board of Directors to take a series of actions that shareholders believe would be beneficial to the Company and its shareholders. Because it is not binding on the Company, the Proposal, as written, does not restrict the Company's ability to repurchase shares. Instead, the Proposal serves as a form of communication between shareholders and the company and among shareholders themselves.

If the proposal passes, the Board of Directors may choose to honor the shareholders' request in a manner that does not restrict the Company's ability to repurchase its shares. The "Target Price Level" described by the Proposal does not mandate the purchase of shares at any price. It only represents a price level "where the board feels confident that repurchasing shares constitutes a good investment of shareholders' assets." Additionally, if the board feels that even setting such a price target is unnecessarily restrictive, the Target Price Level can be set as low as $0. Similarly, if the Board of Directors feels that setting a "Maximum Price Level" is too restrictive, they can choose to set an impossibly high level, such as $1,000,000 per share. While such actions by the Board of Directors would go against the spirit of the proposal, the flexibility granted the Board by the Proposal further illustrates how the Proposal, as written, does not restrict the Company's ability to repurchase shares.

If the proposal passes, and the Board of Directors chooses to honor the spirit of the proposal and set meaningful targets and limits, then the Board of Directors would be acting within its rights. Apple's Board of Directors authorized Apple's current Share Repurchase Program in July of 1999, and has the right to amend it as the board sees fit. If the Board of Directors were to set Target and Maximum Price Levels that restrict management's use of the repurchase program, then this would be an appropriate use of the board's powers, and would not represent an inappropriate attempt to affect Apple's ordinary business operations.

Even if the Staff determines that the Proposal does seek to restrict Apple's ordinary business operations, this does not guarantee that Apple would be justified in choosing to omit the Proposal from the proxy materials. A Staff legal bulletin dated July 12, 2002, states "The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."" In this case, the significant social policy issues are the shareholders' ability to protect themselves from certain potential conflicts of interest and the dilutive effects of stock options as they relate to share repurchase activity.

Recently, there has been widespread public debate regarding issues of corporate governance and the shareholders' ability to protect themselves against management conflicts of interest. Much of this debate has focused on the role of a company's Board of Directors as a watchdog, charged with protecting shareholders. Many shareholders are searching for ways in which they can protect themselves from management abuses of power, as a result of the high profile cases of WorldCom, Tyco, Adelphia, Enron and others. There is a large potential conflict of interest presented when managers, who stand to benefit personally from short-term price fluctuations, possess the means to create significant price fluctuations in the form of share repurchase programs. The Proposal deals directly with this issue by communicating a desire of many shareholders that the Board of Directors take action to ensure that this potential conflict of interest is not abused by Apple's managers in the future.

There has also been widespread public debate regarding the dilutive effect of stock options. The Proposal relates to this debate in that share repurchase activity greatly influences the dilutive effect of stock options on shareholder equity. When shares are repurchased it can potentially have the effect of raising the share price of a company's stock. This in turn is likely to result in a greater percentage of stock options eventually being exercised and result in increased dilution to shareholder equity. Similarly, if use of a company's share repurchase program is suspended prior to the granting of new options, and then restarted after the options have been granted, it can potentially have the effect of temporarily lowering the exercise price on the newly granted options and result in increased dilution to shareholder equity.

In summary of the above arguments, if the Staff agrees with any of the following statements, then I believe it should not grant the company's "no-action" request: The Proposal is not binding on the Board of Directors or management. The Proposal does not request that the board take actions that restrict ordinary business operations. The Board of Directors has the right to restrict management's ordinary business operations. The Proposal focuses on sufficiently significant social policy issues.

Below I address specific claims made on behalf of Apple that I believe do not provide sufficient reason for the Staff to issue a "no action" statement. I also describe a conflict of interest that exists in the way management currently administers the share repurchase program, and argue that it is important for Apple shareholders and the Company's Board of Directors to guard against the potentially damaging effects that may result from this conflict of interest.

In response to Apple's claim: "First, Apple's share repurchase program is part of its capital raising, capital management and overall financing activities. Decisions with respect to these matters are made after management has reviewed the capital needs of the Company in light of current and anticipated economic and financial conditions. Such decisions affect Apple's ordinary business operations, including decisions relating to the allocation of financial resources to finance the company's operations, compliance with financial covenants, and the company's ability to grow through acquisitions."

Under the terms of the Proposal, management's decision-making process does not need to be changed. Management can present the matters that affect their decision-making process to the Board of Directors and request Target and Maximum Price Levels that are sufficiently flexible and allow management to take desired actions. As long as management demonstrates that it is acting in the shareholders' best interests and presents these matters to the Board convincingly, there will be no need for the Board of Directors to place unnecessary restrictions on the use of the repurchase program.

In response to Apple's claim: "Second, the decision regarding when, how and to what extent the Company should enter the stock market to repurchase its shares is complex and dynamic, dependent on a variety of constantly changing considerations, other than merely the current trading price of shares of the Company's common stock. To best serve the interests of the Company and its shareholders, management requires greater freedom to exercise its judgment than prospectively articulated, static constraints can afford."

Under the terms of the Proposal, management can request whatever flexibility is desired from the Board of Directors. It is be the Board's option to restrict share repurchases in the manner they believe best protects shareholders from potential abuses of the share repurchase program. The board may choose to set a high Maximum Price Level to accommodate more complex and dynamic repurchases if they feel it best serves the interests of shareholders. It is up to management to convince the Board of Directors that such a level is appropriate.

In spite of the "complex and dynamic" decision-making process involved, management's record of share repurchases has been terrible. There have been several opportunities for Apple to repurchase stock below $15 per share, that have been ignored. However, many purchases have been made at prices above $40 per share. The company's past repurchase activity, and the decision-making process involved, have not been in the shareholders' best interests. As will be described below, however, the timing of past share repurchases has consistently been in the best interest of management and other insiders who wish to sell stock or who anticipate large options grants. The Proposal seeks to focus the Board's attention on this issue and ensure that the Company's and shareholders' interests are being served.

In response to Apple's claim: "Third, mandatory periodic disclosure of forward-looking price targets and trading ranges would require the board and management to signal to the stock market prices at which the company would repurchase its shares and could expose the market for shares of Apple common stock to speculative trading and manipulation."

First, the mandatory disclosures are backward-looking and not forward-looking. The disclosures describe policies that were created between four and seven months prior to their disclosure and were in effect between one and four months prior to their disclosure. The policies disclosed will already have been replaced by new policies that will not be disclosed for an additional three months. Managers are not being asked to disclose current operating policies.

Second, past share repurchases are already being disclosed in the Company's Cash Flow statements in quarterly and annual filings. These disclosures provide the market with more useful information than would be provided by the inclusion of past Target and Maximum price levels, because they constitute actual repurchases of shares by management, rather than a broad range of guidelines put forth by the Board of Directors. The purpose of the disclosures is to inform shareholders of the extent to which the Board of Directors and management are serving the shareholders' best interests.

Third, a major intent of this proposal is to reduce speculative trading and manipulation of Apple common stock, rather than to expose the market to more speculative trading and manipulation. Indeed, it is the possibility for share price manipulation by management and speculative insider trading that makes such a proposal necessary. As stated in the supporting statement of the proposal, "we believe that the Board can ensure... that future managers will not neglect or overuse the program to manipulate prices around the time of options grants or insider trades." It is impossible for a common shareholder to know for certain whether or not Apple managers have intentionally manipulated Apple's share price in the past. However, the amazingly good timing exhibited by managers in recent years with options grants and the sale of stock, along with inconsistent use of the repurchase program, aroused suspicion among many shareholders and has led to the writing of the Proposal. Consider the following:

If an investor had purchased Apple common stock 6 years ago, on December 27, 1996 at the closing price of $23.12, he or she would be showing a total gain of 21.6% based on the December 27, 2002 close of $14.06 and one 2 for 1 split. However, if an investor had shown the remarkable good timing exhibited by Apple's management, and made purchases at the prices available to Apple's CFO Fred Anderson via stock options grants and repricings, and then sold his positions whenever four or more insiders reported sales within a 30 day period, the investor could have shown a cumulative gain of over 2,000%. Such a trading pattern might have involved:

Buying at approximately $13.25 when the CFO and other employees had options repriced on 7/11/97.
Selling at approximately $22.30 when the fourth insider within 30 days reported a sale on 9/2/97.
Buying at approximately $13.68 when the CFO and other employees had options repriced on 12/19/97.
Selling at approximately $39.00 when the fourth insider within 30 days reported a sale on 2/11/99.
Buying at approximately $34.62 when the CFO and other vice presidents were granted options on 3/2/99.
Selling at approximately $118.31 when the fourth insider within 30 days reported a sale on 2/23/00.
Buying at approximately $16.81 when the CFO and other vice presidents were granted options on 1/17/01.
Selling at approximately $24.41 when the fourth insider within 30 days reported a sale on 5/8/02.

The parameters of this trading pattern are admittedly arbitrary. If the requirement of selling had been three insider sales within thirty days, the investor would have chosen to sell at approximately $96.13 on 11/29/99 rather than at $118.31 on 2/23/00. If the requirement had been four trades within thirty-three days, then the investor would have sold at $43.18 on 8/18/98, rather than at $39.00 on 2/11/99. No matter which parameters are chosen, it will still be made clear that Company insiders have the potential to realize large profits as a result of short-term fluctuations in the share price of Company stock. To the extent that these same insiders can cause short-term fluctuations in the share price it presents a significant conflict of interest. An attempt to remedy such a conflict of interest is a principal motivation in my writing and submission of the Proposal.

In Apple's "no-action" request, the Company expresses a reluctance to "expose the market for shares of Apple common stock to speculation and manipulation of the market." I agree with Apple that disclosures of past share repurchase activity are likely to affect the market for Apple stock. I believe that significant repurchasing of shares by the Company is likely to have the effect of raising the share price while it is taking place, and is likely to have the effect of providing an additional boost to the share price when the repurchase activity is disclosed to the public through conference calls and earnings statements. Such exposure from past repurchase announcements has directly benefited Apple managers.

Since the Stock Repurchase Program was put into effect in July of 1999, the program has been utilized mainly in fiscal quarters where it had the potential effect of boosting prices shortly before insider sales. However, it has not been used in quarters where Apple's executive officers have received large options grants, nor has it been used during the quarter prior to large options grants for Apple's CFO and other vice presidents. The following demonstrates how past uses of the repurchase program have benefited Apple executives wishing to sell shares and how the program has been suspended during quarters where executives might also benefit from a falling share price. According to information filed by Company Insiders and the Company with the SEC:

During Fiscal Q4 1999, $75 million worth of shares were repurchased by Apple at an average price of $30 per share, and this was reported to the public during Q1 2000. Three vice presidents sold a total of 181,716 shares during Q1 2000, benefiting from both the repurchase activity and management's disclosure of the activity.

During Fiscal Q1 2000, $41 million worth of shares were repurchased by Apple at an average price of $41 per share, and this was reported to the public during Q2 2000. Five vice presidents benefited by selling a total of 486,200 shares during Q2 2000, after the Q1 earnings release.

During Fiscal Q2 2000, Apple CEO Steve Jobs received options to purchase 10,000,000 shares. No shares were repurchased by Apple during the second fiscal quarter. The fact that no shares were repurchased was reported to the public during Q3 2000. With no likely benefit from the Company's repurchase activity, only one vice president chose to sell a total of 12,500 shares during Q3 2000.

During Fiscal Q3 2000, $50 million worth of shares were repurchased at an average price of $50 per share, and this was reported to the public during Q4 2000. Four vice presidents benefited by selling a total of 370,000 shares during Q4 2000, after the earnings release.

During Fiscal Q4 2000, $25 million worth of shares were repurchased at an average price of $45.56 per share. No vice presidents sold shares during Q1 2001 as share prices dropped below $20 per share following an earnings warning, issued at the end of Q4 2000.

During Fiscal Q1 2001, no shares were repurchased by Apple, even though the price dropped below $14 per share. One departing vice president sold a total of 275,546 shares during Q2 2000, after the earnings release.

During Fiscal Q2 2001, no shares were repurchased by Apple. At least 4 of Apple's top vice presidents, including the Company's CFO, each received 1,000,000 shares worth of options to repurchase stock during the Q2 2001. These vice presidents will likely profit by an additional $1,000,000 for every $1 that Apple's share price fell as a result of suspending the repurchase program in the months prior to the grant. No shares were sold by vice presidents during Q3 2001.

During Fiscal Q3 2001: No shares were repurchased by Apple. No shares are sold by vice presidents during Q4 2001.

During Fiscal Q4 2001, Apple "entered into a forward purchase agreement to acquire 1.5 million shares of its common stock in September of 2003 at an average price of $16.64," but does not repurchase any actual shares. This was reported to the public during Q1 2002. In October of 2001 (Fiscal Q1 2002), Apple granted CEO Steve Jobs options to purchase 7,500,000 shares.

During all of Fiscal 2002, no shares are repurchased by Apple. Six executive vice presidents sold a combined 2,045,752 shares during Q3 2002. No executives sold shares during any other quarter of Fiscal 2002.

During Fiscal Q4 2002, no shares are repurchased by Apple, even though the price dropped below $14 per share. Based on statements made by Apple CEO Steve Jobs during the 2002 Meeting of Shareholders, and the past pattern of options grants to executive vice presidents, it appears likely that Apple's top vice presidents, including the Company's CFO, will receive new options grants during Q2 of 2003.

I do not believe Apple's managers have done anything illegal. It appears clear to me, however, that certain Apple insiders have benefited greatly from Apple's past share repurchase activity, in the form of higher selling prices, and from the absence of activity prior to new options grants, which has likely resulted in lower exercise prices on their options. I believe that the potential for management to benefit from the short-term price movements caused by repurchase activity, creates a serious conflict of interest that could lead managers to use the Company's share repurchase program in a way that best serves their own short-term interests while failing to serve the long-term interests of shareholders. Shareholders depend on the Board of Directors to protect their interests from management's potential abuses of conflicts of interest. If the Proposal is omitted from the 2003 Proxy Materials, shareholders will be denied an important opportunity to communicate to the Board of Directors their wishes regarding this conflict of interest.

In response to Apple's claim: "The Staff has consistently taken the position that the terms and conditions of share repurchase programs are matters that relate to the ordinary business operations."

Please note that the Proposal is substantially different from the proposals in the cases cited in that it does not mandate any repurchase of shares or the expansion of the amount of stock purchased. The Proposal requests board oversight of the repurchase program in a manner designed to protect shareholders from the abuse of conflicts of interest. Also, with Exchange Act Release No. 40018, the Securities and Exchange Commission has made significant changes in the way rule 14a-8(i)(7) is applied. It is possible that the positions cited on behalf of the Company would no longer apply given the significant social policy issues now involved.

In response to Apple's claim: "In addition, the Staff has consistently viewed shareholder proposals relating to similar financial decisions to be within a registrant's ordinary business operations." The cases cited all are all from 1983, long before Exchange Act Release No. 40018, and may not be valid given the new circumstances. Also, none of the cases appear to deal specifically with the Board of Directors oversight of a Company's share repurchase program.

In summary, the Proposal neither seeks to "micro-manage" the company, nor does it probe into matters "upon which shareholders, as a group, would not be in a positions to make an informed judgement." Instead, the Proposal serves as "an avenue for communication between shareholders and companies, as well as among shareholders themselves," regarding a serious conflict of interest. It is hoped that the Board of Directors will do all of the necessary probing to ensure that the share repurchase program is used for the benefit of the Company and its shareholders, rather than for the short-term benefit of the individuals running the repurchase program. Shareholders as a group may not be in a position to make informed judgements regarding the a company's daily business operations, but they certainly are in a position to recognize potential conflicts of interest and it is entirely appropriate for them to request actions of the Board of Directors that would serve to protect shareholders from potential abuses of these conflicts of interest.

REQUEST

Based on the foregoing, I respectfully request the Staff's non-concurrence in Apple's decision to omit the Proposal from the 2003 Proxy materials.

Should the Staff disagree with my conclusions, or if any additional information is desired by the Staff, I would appreciate an opportunity to communicate by phone or email with the Staff before it issues its response. I can be contacted by phone at 510-522-8025, or by email at RodgerRafter@mac.com.

If the Staff determines that the Proposal in its current form may justifiably be omitted from Apple's 2003 Proxy Materials, I am willing to amend the Proposal in whatever manner the Staff recommends, as long as the amended Proposal still serves as an avenue for communicating with the Company and its shareholders regarding the Company's use of the share repurchase program and the conflict of interest it presents.

Sincerely,

Rodger Garfinkle

cc: Nancy Heinen, Chief Legal Counsel, Apple Computer Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apple Computer, Inc.
Incoming letter dated December 24, 2002

The proposal seeks to establish specified procedures for the design and implementation of Apple's share repurchase program.

There appears to be some basis for your view that Apple may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., implementing a share repurchase program). Accordingly, we will not recommend enforcement action to the Commission if Apple omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Bowes
Attorney-Advisor